Form 10-K405, Exhibit 13
COMMERCE CLEARING HOUSE INC
filed 1995-03-30
CIK 22366

ANNUAL REPORT 1994
3	To our stockholders
7	Business of CCH and subsidiaries
10	Addresses of headquarters and subsidiary companies
11	Selected financial data
12	Management's discussion and analysis
17	Consolidated statements of operations
18	Consolidated balance sheets
20	Consolidated statements of cash flows
21	Consolidated statements of stockholders' investment
22	Notes to consolidated financial statements
37	Independent auditors' report
38	Quarterly market price and dividend information
39	Supplementary financial statement information
40	Corporate organization
TO OUR STOCKHOLDERS
Two years ago, we set out on a mission 		to build CCH into a
provider of powerful decision-making tools for professionals, a company that delivers products that increase profitability and improve productivity.
This mission was established in response to our customers' growing need to contain costs and in response to rapid changes in the technology to deliver and use information.
To achieve this mission we knew we needed to produce truly innovative products, to deliver top-notch customer service, and to beat the competition to the market with applications that joined new technologies to our traditional content.
If we can accomplish these things, CCH can deliver above-market returns for our stockholders and a fun and rewarding work environment for employees who want to work in an innovative and dynamic company.
In the pursuit of that mission, 1994 will be remembered as the year CCH began to deliver a lot of innovative products to the market, to build the foundation for delivering superior customer service, and to reap a substantial return on earlier investments in our Computax and LIS business units.
As we turn the corner into 1995, we have made significant progress; however, the challenges we face continue to grow. Customers are more value-conscious than ever, and technological change continues to accelerate.
1994 Results
The results_in terms of financial results, products, and reengineering programs_ were consistent with, and in some cases ahead of, the five-year reengineering plans we established in 1993.
Going into the year we set five major objectives:
n	to exceed $10 million in operating profit, while growing the dollar value of the U.S. publishing operation's renewal inventory base by 7%;
n	to introduce at least 20 new products in the U.S. publishing operations;
n	to build accountability and innovation into CCH by creating 10 product teams and a new planning process;
n	to implement a new technology platform, moving away from
mainframe-based applications to a client-server environment; and
n	to develop and install a new order processing and customer
information
system.
How did we do against these targets? On the whole, pretty well.
We exceeded our earnings objective due to strong performance in computer processing, at LIS, and at our Australian, British, and Canadian publishing operations. The U.S. publishing operations fell short of targeted revenue, but strong cost controls mitigated the effect on operating profit. While the target of a 7% increase in renewal inventory was not fully reached, 1994 ended with the first real increase in renewal inventory since the late 1980s.
We introduced more than 30 new products in the United States alone in 1994, including many innovative products such as our Tax Assistant practice systems. The HR Assistant was named one of the best new HR products for 1994 by
Human Resource Executive, an influential professional magazine.  We staffed and trained our product teams and gave them full accountability for their own product lines. They were responsible for our record number of product introductions and developed aggressive and innovative plans for 1995.
We were not as successful as we would have liked at migrating out of our traditional mainframe computing environment. We succeeded in moving all but one product or business application either to the new client-server system or to an outsource mainframe vendor. The exception was CCH Online, which will be transferred by the third quarter of 1995. Nevertheless, we have been able to reduce our mainframe costs considerably and will save $6.6 million in 1995 as a result.
Finally, we succeeded in replacing our order processing and customer information systems (some of them 35 years old) with a state-of-the-art relational database system. This not only will lower our costs, but it will dramatically improve our order turnaround time, billing accuracy, and customer service.
CCH also achieved several other milestones in 1994.
CCH-LIS completed the major phases of reengineering its operations, improving  both profitability and customer satisfaction.
The computer processing team completed a sensational tax processing season, introducing a new WindowsTM release, delivering extraordinary customer service, and achieving a high renewal rate as a result.
The British publishing operations significantly improved profitability. The Canadian publishing company introduced its first WindowsTM product, and our Australian company completed most of the work on its first major electronic product.
In the United States, we closed our Chicago and New Jersey printing plants, outsourced many kinds of printing jobs, and consolidated our remaining printing in Florida. While the closures brought mixed emotions, the consolidation was necessary because of the move of our customers to electronic products. We opened a new fulfillment center in Chicago, which is expected to speed order turnaround and improve inventory management. The U.S.
publishing company introduced its first company-wide performance management system and compensation program.
Looking Ahead to 1995
As we look ahead to 1995, several significant trends reinforce the vision established back in 1993.
First, the pace of technological change continues to accelerate; but even more important, consumer acceptance of new communications and information management technology is growing faster than expected.
Second, the U.S. information industry is going through a phase of major consolidation, at very high acquisition prices, as non-U.S. companies acquire U.S. properties and major businesses of our competitors change hands.
Third, successful American businesses are striving to be more customer focused. We have conducted significant research into what influences customer satisfaction in our industry. Our focus in 1995, from product development to customer service, remains meeting customer needs.
And fourth, as we reengineer, we learn. We have learned how to implement much of the business vision in less time and at less cost.
With these factors in mind, we have established the following very aggressive goals for 1995:
n	to improve earnings dramatically. _1995 is the year to start paying stockholders back for the investments of the past few years.
n	to improve our customer satisfaction scores. _We implemented customer satisfaction scoring methodologies at LIS beginning in the late 1980s, and at U.S. publishing in 1994. We want to improve the scores in those two operations and install the methodology at our other operations in 1995.
n	 to extend our technology lead. _ In 1993 we established CCH as the first company to offer WindowsTM products for both tax compliance and research. CCH was the first to employ expert systems technology to deliver practice systems to the accounting, legal, and human resources markets. Over the past two years, CCH has introduced more CD-ROM tax research products than our competitors. We plan to extend this lead with more CD-ROM products, more practice systems, and more integration among our products.
n	to strengthen our position in our core international markets. _ Our plans for 1995 include the introduction of many new electronic products in international markets as well as the rollout of business processes that have been reengineered in the U.S.
n	to improve service and lower costs. _ Processes that are targeted for reengineering this year include customer service, the sales cycle, and product delivery.
n	to continue investing in the tax processing and legal information services segments. _ These investments will include new products, further reengineering projects, and new business alliances.
If CCH can accomplish these goals, it will mean significant progress towards the vision we established two years ago _ a vision of a truly customer-focused company, delivering products that make its customers better informed, more productive, and more profitable.
Achieving this vision in the eyes of our customers will enable us to produce the earnings our stockholders deserve and the rewarding work environment that innovative CCH employees desire.
At the end of 1993, we introduced our new logo and began to phase out the use of the name Commerce Clearing House, Inc. and to consistently refer to ourselves as CCH Incorporated. As of the end of the year, the name change is official. In conjunction with that change, we began using new stock symbols_CCHIA and CCHIB_which we hope will be easier to locate in the NASDAQ listings.
At the end of this month, the top leadership position at CCH will change hands, as our President and Chief Executive Officer, Edward L. Massie, retires after a 40-year career with the Company. Mr. Massie stands for reelection to the Board of Directors in 1995, and we hope he will continue to help guide CCH for many years in that capacity. President-elect Oakleigh Thorne, a member of the Executive Committee for the past three years, will take the helm in April in a seamless transition. Our thanks to Mr. Massie for his many years of leadership and his valuable guidance during the difficult times of the early
 '90s.Thank you for sticking with us in 1994, and here's to a great 1995.

Pull Quote: 1994 results_in terms of financial results, products, and reengineering programs_were consistent with, and in some cases ahead of, the five-year reengineering plans we established in 1993.
Pull Quote: The HR Assistant was named one of the best new HR products of the year.
Pull Quote: Our plans for 1995 include the introduction of many new electronic products in international markets.

BUSINESS OF CCH AND SUBSIDIARIES
CCH INCORPORATED, a Delaware
	corporation with headquarters at 2700 Lake Cook Road, Riverwoods, Illinois, is a leading provider of tax and business law information, software, and services for tax, legal, and business professionals. Directly and through subsidiaries, CCH has been engaged for over 80 years in providing products and services in the fields of tax and business law.
 CCH offers legal information products and tax compliance software and processing services in the United States. Through subsidiaries, similar information products are offered in Australia, Canada, the United Kingdom, New Zealand, Singapore, and
Japan.
 Revenue and earnings information is included in the "Selected Financial Data" on page 11.
Publishing
 Most of CCH's publishing revenues come from the sale of loose-leaf current news reports and compilations, sold on an annual subscription basis. The reports are designed to be included in organized, indexed publications housed in ring binders. Most subscriptions provide information on a selected topic, conveying pertinent laws, regulations, rulings, and interpretations of administrative agencies, together with explanatory material provided by CCH writers and outside authors. The material is organized and indexed by subject matter for easy research and retrieval.
 Increasingly, the product line for CCH publishing is migrating toward electronic delivery, through innovative electronic research systems designed by CCH for CCH products. Electronic products are offered in a variety of formats, with CD-ROM the most successful thus far. During 1994, CCH introduced 17 new CD-ROM products. CCH Online, which made its debut in the fall of 1990, continues to bring customers the most up-to-date tax information available. With the new WindowsTM 2.0 release in November 1994, which includes enhanced search techniques, most notably plain language searching, users can search seamlessly between CD and online services. Another method of getting the most up-to-date information was introduced in 1994 when our capital changes product for Lotus Notes users debuted.
 An important new kind of electronic product is known as the "practice system." Such products lead users through a series of questions and, using the answers along with the body of applicable federal and state laws, suggest a solution. Also, practice systems often produce a client memo, policy statement, or other documentation. In 1994, CCH introduced five new practice systems. Markets and competitors. The markets for CCH products consist principally of accountants, lawyers, businesses, libraries, schools, and government agencies.
 Marketing is achieved through a variety of sales channels, with primary emphasis on a direct selling organization.
 Despite increased competition, CCH remains the leading topical legal publisher in the United States. Management believes that CCH is the number one publisher of tax CD-ROM products.
 The competitive structure of the legal publishing industry has changed in the last few years, as Thomson Information/Publishing Group, an operating group of the Thomson Corporation, acquired a large number of previously independent competitors. In addition to Thomson, CCH competitors include, among others, The Bureau of National Affairs, Inc.; Matthew Bender & Co.,
Inc., a subsidiary of The Times Mirror Company; Wolters Kluwer nv; Reed Elsevier plc; Shepherd's/McGraw-Hill, Inc; West Publishing Company; and LEXIS-NEXIS, a division of Reed Elsevier Inc., part of Reed Elsevier plc.
CCH is the leading topical legal publisher in Australia and New Zealand. The Company has a significant presence in Canada, the United Kingdom, and Singapore. CCH has a start-up presence in Japan and continental Europe. Computer Processing Services
An important source of earnings is the sale of software and computer services for the processing of tax returns. With the merger of Computax Inc. into CCH at the end of 1994, the repositioning of the tax compliance business as a product line within CCH is complete. Through two remaining processing centers, CCH continues to provide microcomputer-based tax return processing. The tax return software line allows tax preparers to use their own microcomputer workstations to input data, perform calculations, and print returns in their offices. The 1040 Solutions software product, which processed individual and limited business returns, was discontinued during 1994 because the ProSystem fx product offered complete programs for individual, partnership, corporation, S Corporation, fiduciary, expatriate, deferred compensation, and estate and gift returns_a complete solution for all taxpayers'returns. A large proportion of the 1040 Solutions customers became ProSystem fx customers.
The computer processing services business is highly seasonal, with almost all revenue from software licenses recognized when the products are shipped to customers in December and January, and most processing services are concluded by April 15.
Market and competition. CCH's tax compliance software is sold only to professional tax return preparers and not to individual taxpayers. Management believes that, among those firms offering tax processing software and services of a similar level of functionality to the ProSystem fx product, CCH serves the largest base of professional tax preparers.
 Major competitors in the professional tax return preparer market are Lacerte Software Corp., Computer Language Research, Inc. (FastTax), Intuit Inc. (TurboTax professional version), Arthur Andersen & Co. (A-plusTax), and SCS/Compute, Inc. These competitors offer software and services in a broad range of sophistication of functionality and complexity.
Legal Information Services
CCH Legal Information Services, Inc. (LIS) offers a variety of services to assist
attorneys in handling corporate, securities, credit, and intellectual property matters. The following wholly owned subsidiaries conduct the business of LIS:
CT Corporation System and  Washington Service Bureau.
As customers in the legal market look toward practice automation tools to help meet their clients' increasing time and cost demands, LIS has committed itself to the development of practice system applications utilizing expert systems technology. In 1994, LIS successfully introduced its UCC Filing Manager for banks and legal professionals engaged in secured lending activities. Also, several enhancements were made to its CT Advantage product, including the addition of a Forms Library of "intelligent" corporate forms required for the organization and maintenance of legal entities. LIS Trademark Research division enhanced its CD-ROM product for corporate legal practitioners with the addition of a State Trademark file to accompany the existing Federal Trademark file.
Services offered. CT Corporation System's services include statutory representation for corporations, production of papers required in connection with corporate filings, handling of the mechanics of these filings, furnishing of information compiled from public records and regulations, obtaining documents from government officials, and registration and reservation of corporate names. CT also provides services in connection with stockholder meetings. CT offers public record search services through McCord, the division of CT that specializes in the collection and dissemination of public record information (such as UCC filings, bankruptcies, and liens) through publications, electronic publishing, and search services.
 LIS offers access to federal government agency documents and information and loose-leaf publishing through its Washington Service Bureau, Inc. CT also provides trademark searches through its Trademark Research division.
Markets and competitors. LIS provides services to over 80% of Fortune 500 companies, as well as to other business entities. LIS is the leading provider in
the corporate representation and filing services market, but not in the credit, trademark, or SEC filings markets, where competitors have stronger positions.
 Primary competitors are the following: Corporation Service Company
(corporate filings), which now owns P-H Legal & Financial Services;
Disclosure Inc., a division of VNU (SEC filings); Information America (online access to public records) now owned by West Publishing Company; Dun & Bradstreet Software Holding, Inc. (public records); Mead Data Central (public records) now owned by Reed Elsevier Inc.; dozens of small companies located in state capitals; private attorneys; and companies that perform these services in-house.

Addresses of headquarters and subsidiary companies

CCH INCORPORATED
Headquarters
2700 Lake Cook Road, Riverwoods, Illinois 60015

Subsidiary Companies
CCH Asia Limited
139 Cecil Street #02-00
Singapore 0106

CCH Australia Limited
P.O. Box 230
North Ryde N.S.W. 2133
Australia

CCH Canadian Limited
6 Garamond Court
Don Mills, Ontario M3C1Z5

CCH Editions Limited
Telford Road
Bicester, Oxon OX6 OXD
England

CCH Europe, Inc.
Parkstrasse, 71-73
D-65191
Wiesbaden, Germany

CCH Japan Limited
Ginza Tk Bldg. 3F
1-1-7 Shintomi
Chuo-ku, Tokyo, 104
Japan

CCH New Zealand Limited
17 Kahika Road
Beach Haven
Auckland 10, New Zealand

Les Publications CCH/FM Lte'e
33 rue Racine
Farnham, Quebec J2N3A3
Canada

CCH Legal Information Services, Inc.
1633 Broadway
New York, New York  10019

C T Corporation System
1633 Broadway
New York, New York  10019

Washington Service Bureau, Inc.
655 Fifteenth Street, NW
Washington, D.C. 20005
Transfer Agent and Registrar
Harris Trust and Savings Bank
111 West Monroe Street
Chicago, Illinois  60690

SELECTED FINANCIAL DATA
(Dollars in thousands, except share amounts)
Years Ended December 31
Revenues:        1994     1993        1992        1991     1990
Publishing     $384,782  $391,018   $411,017   $410,636   $398,354
Computer processing services
                77,400	    84,441	  151,220      197,58   224,260
Legal information services
               116,594   	102,536    97,171      96,009    93,474
              $578,776    $577,995  $659,408  $704,225     $716,088
Operating earnings (loss): (A), (B)
Publishing    $(8,792)     $(9,388)  $29,472  $28,999       $39,649
Computer processing services
              21,560        (3,452)  (49,816)  10,158	       4,487
Legal information services
              12,596        (2,528)	     619    5,459        7,689
              25,364       (15,368)  (19,725)  44,616       51,825
Other income, net
               7,065       23,969    7,977       9,339      18,846
Earnings (loss)  before income taxes
  and cumulative effect of
  accounting changes
              32,429      8,601      (11,748)    53,955      70,671
Income taxes 13,500       2,160        1,900     22,930      30,000
Earnings (loss) before cumulative
  effect of accounting changes
              18,929      6,441	      (13,648)   31,025     40,671
Cumulative effect of changes in method
  of accounting for:
Postemployment and postretirement
   benefits other than pensions
               _           -          (51,675)      _         _
Income taxes   _           _            1,173       _         _
Net earnings (loss)
             18,929      $6,441       $(64,150)    $31,025     $40,671
Weighted average number of
  shares outstanding(C)
          34,113,855   34,476,644   34,783,631  34,882,211  35,452,114
Per share of common stock:(C)
Net earnings (loss)
            $ .55        $ .19       $ (1.84)         $.89     $1.15
Cash dividends declared
           $ .70        $  .70        $ .70           $ .70     $.70
Balance sheet items (as of December 31):
Total assets
          $581,156     $593,829      $619,896	      $654,171   $642,942
Stockholders' investment
          $91,814      $98,196       $126,175       $219,401   $222,015
Long-term obligations
             $269       $2,442         $3,976       $7,694     $14,575
Number of employees
            5,299        5,728          6,600        7,02       7,613
(A) 1993 includes $36 million provision for restructuring of publishing ($24.5 million), computer processing services ($7.0 million) and legal information services ($4.5 million) segments.
(B) 1992 includes $50 million provision for restructuring computer processing services segment.
(C)  Restated to reflect a stock dividend in 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three years ended December 31, 1994
Liquidity and Capital Resources:
The Company's publishing and legal information services segments generally require payment in advance for services and, accordingly, the Company maintains a liquid financial position. Operations, acquisitions, and expansions
have been internally financed, except for capital leases relating principally to
computer equipment. In 1994, the Company entered into a three year $60.0 million revolving credit agreement. At this time, the Company does not have any plans to use the agreement.
In 1993 and 1992,  the Company recorded restructuring charges aggregating
$86.0 million on a pretax basis. The Company anticipates the 1995 working capital requirements of the restructuring charges to approximate $7.5 million. The Company has sufficient liquid assets to absorb the working capital requirements of the restructuring charges.
Acquisitions aggregated $17.5 million in 1993, including the acquisition of certain federal and state tax publications of Matthew Bender & Co., Inc., a subsidiary of The Times Mirror Company. There were no acquisitions in 1994 or 1992.
There were no divestitures in 1994.  Divestitures generated approximately
$19.0 million in cash in 1993 and approximately $8.0 million in 1992. During 1993, the Company disposed of Facts on File, Inc. (FOF), National Quotation Bureau, Inc. (NQB), State Capital Information Services, Inc., CCH Solvware Limited, and a 49% equity investment in LYF, S.A. de C.V., in the publishing segment and Optima in the computer processing services segment. During
1992, the Company disposed of ancillary payroll processing operations and Fiduciary TaxSystems in the computer processing services segment.
Capital expenditures, including software, in 1994 totaled $32.8 million, compared with $17.3 million and $13.3 million in 1993 and 1992, respectively.
In 1994, technology spending in the publishing segment increased substantially as the Company developed a client server computing environment to replace its mainframe computing platform to support new administrative systems and electronic product development. The increase in 1993 was the result of the purchase by the legal information services segment of a microcomputer-based network system and related workstations to automate branch operations and support CT Advantage customer applications.
During the past three years, the Company purchased a total of 294,390 shares of its Class A common stock and 507,380 shares of its Class B common stock at a cost of approximately $3.1 million, $8.9 million, and $1.6 million in 1994,

1993 and 1992, respectively. At December 31, 1994, $6.5 million of authorization to purchase Class A and/or Class B treasury stock remained. Results of Operations:
Consolidated revenues increased 0.1% in 1994, compared to a decrease of 12.3% in 1993. The revenue increase in 1994 arose from increases at LIS and publishing operations which offset revenue declines at computer processing services. FOF and NQB had revenue of $12.0 million and $28.0 million in 1993 and 1992, respectively, prior to the divestiture during the second quarter of 1993. The 1993 revenue decline is primarily a result of the computer processing services segment's migration of its principal products from mainframe service bureau processing to microcomputer-based software and services.
Consolidated operating earnings, before restructuring charges, increased $4.7 million or 22.9% in 1994 and declined $9.6 million or 31.9% in 1993.
Operating profits increased from 1993 due to significant improvements at LIS and computer processing services which offset increased spending in domestic publishing. Decreased publishing operating earnings in 1993 were partially offset by improved operating earnings from legal information services and computer processing services as compared to 1992. The Company recorded pretax restructuring charges of $36.0 million and $50.0 million during the second quarters of 1993 and 1992, respectively.
Publishing:
Publishing revenues, excluding the impact of divested businesses, increased
1.6% in 1994 compared to a 1.0% decrease in 1993. Operating results decreased $23.9 million in 1994 following a $14.4 million decrease in 1993, excluding the impact of a $24.5 million provision for restructuring publishing operations.
Domestic revenues, excluding the effects of divested operations, increased 1.0% in 1994 and decreased 0.6% in 1993. Strong sales of books and electronic products and the addition of the Matthew Bender tax product line offset erosion in loose-leaf products in both 1994 and 1993. Book sales relating to the 1993 tax legislation and the institution of new shipping and handling charges in 1993 also offset the declines from 1992.
Domestic publishing is experiencing a migration of products from paper to electronic media. Through 1994, approximately 65% of new subscription product sales are in electronic formats. These products contributed over 10% of domestic revenues in 1994.
Domestic operating results decreased $32.1 million in 1994 and $14.9 million in 1993, excluding the impact of the 1993 restructuring provision. In 1994, significant investment in domestic publishing associated with the development of order processing systems, sales force automation, content management and related technology platforms in support of reengineering contributed to the increased operating loss. Development of alternative distribution channels and increased staffing in customer service, product management and general and administrative areas also increased 1994 domestic publishing costs.
Contributing to the decline in 1993 was $6.6 million of operating losses arising from the acquisition of Matthew Bender publications. Increased spending on reengineering initiatives also contributed to the decline.
International publishing revenue increased 3.0% in 1994, as compared to a 5.2% decrease in 1993. In 1993, an actual increase in sales volume was masked by the effects of currency exchange rate movements, resulting in a net $4.5 million decrease.
International operating earnings of $17.8 million increased $8.1 million in 1994 and increased $0.6 million in 1993 (prior to the restructuring charge).
The 1993 results were adversely impacted by a $4.7 million charge recorded at the end of the second quarter to cover problems encountered with a tax compliance software product in Australia. The 1994 operating results benefited from improved operating results in the United Kingdom.
The 1993 charge for restructuring included costs to be incurred in the consolidation of North American printing, shipping, and compiling operations and the 1993 consolidation of publishing and computer processing services sales organizations. The Company's Chicago print operations were closed during the first quarter of 1994, resulting in the elimination of 135 positions and the print operations in Clark, New Jersey were closed in October, 1994 resulting in the elimination of an additional 112 positions.
Computer Processing Services:
Computer processing services revenue declined 8.3% in 1994, and 44.2% in 1993, as a result of the shift from mainframe service bureau tax return processing to microcomputer-based software and services. The Company's
1040 Solutions product line was discontinued at the conclusion of the 1994 tax season. Many former 1040 Solutions customers were converted to the ProSystem fx product line, contributing approximately $3.0 million of revenue during the fourth quarter of 1994. Revenue from these customers was also recognized in the first quarter of 1994 when the 1040 Solutions product was shipped.
Operating earnings increased $18.0 million in 1994 and $3.4 million in 1993, after removing the impact of restructuring charges. The significant improvement in operating earnings despite decreased revenues reflects the impact of the reduced infrastructure associated with a tax compliance software business. Selling, marketing and administrative costs were reduced through consolidation with the domestic publishing organization in mid-1993 and the discontinuation of the 1040 Solutions product line in 1994. Operating costs for the first half of 1993 included transitional costs for customer support, direct sales, and system support necessary to ensure a smooth migration to the microcomputer-based product lines.
Operating results for 1993 included a $7.0 million charge for restructuring costs associated with the elimination of a data processing center which will be
completed in 1995.   The 1992 restructuring charge of $50.0 million included
costs related to this segment's migration from a mainframe service bureau business to microcomputer-based software and services operations.
Legal Information Services:
Legal information services revenue increased 13.7% in 1994 and 5.5% in 1993. Growth in representation renewals, sales of new electronic products, and increases in filing services, due in part to the launch of CT Advantage in
 April 1993, contributed to the increases in both 1994 and 1993.
Operating earnings of $12.6 million in 1994 increased $10.6 million, and increased $1.4 million in 1993, prior to a $4.5 million restructuring charge in 1993. The substantial improvement in operating earnings is a result of both revenue increases and an improved cost structure arising from implementation of key reengineering initiatives during 1993 and 1994.
Operating results for 1993 included a $4.5 million charge for restructuring costs associated with the streamlining and automation of branch and headquarter's operations within this segment. The charge consists primarily of one-time costs associated with the elimination of approximately 300 positions. Reorganization of branch operations was completed in July 1993; reorganization of headquarters operations was substantially completed at the end of 1994.
Other Income, Net:
Other income decreased $16.9 million from 1993 and increased $16.0 million in 1993 over 1992. Included in 1993 results were $12.8 million of pre-tax gains on sales of subsidiaries and a $3.2 million judgement award received in connection with a legal information services judgement award. Investment income decreased by $0.7 million from 1993 and $3.3 million from 1992 as a result of lower interest rates. Currency exchange rate fluctuations were not significant in 1994 or 1993.
Income Taxes:
The 1993 provision for income taxes includes the effect of the change in federal
income tax rates enacted in August 1993, retroactive to January 1, 1993. Other effects of federal, state and foreign income taxes are explained in Note C to the Consolidated Financial Statements.
Known Trends, Events and Commitments:
The Company's 1995 consolidated operating profit goal is $42.0 million; LIS is to achieve continued growth in revenue and operating profits in 1995. The Company expects that computer processing services will report lower revenues and profit levels due to the absence of the 1040 Solutions' conversion impact which occurred in 1994, and that publishing operations will return to modest profitability in 1995. The Company remains focused on implementing its reengineering initiatives which will allow publishing to cost-effectively deliver electronic knowledge products and practice system software while providing world-class customer support.
  In February, 1995 the Company announced a voluntary early retirement program for employees with 25 years of service. This program offers an enhanced pension and benefit package and approximately 260 employees are eligible. See Note D to the Consolidated Financial Statements.
There have been no material changes to the Company's restructuring plans and implementation is proceeding on schedule. The Company has sublet 20,000 square feet of space in computer processing services' headquarters, which were vacated in connection with the restructuring of its operations and continues to
seek opportunities for subletting additional space. The Company will continue to monitor and assess reserves established in prior years in light of the
 Southern
California real estate market.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share amounts)
	      		      Years Ended December 31
                        1994                 1993                 1992
REVENUES              $578,776               $577,995          $659,408
COSTS AND EXPENSES:
Editorial, production and distribution costs
                       275,364               292,483            342,175
General and administrative
                       137,355               127,763            137,778
Selling expenses	       84,265                75,748              88,042
Commissions             47,943                53,870              47,203
Pension and profit sharing (Note D)
                         8,485                 7,499               13,935
Provision for restructured operations  (Note L)
                        _                     36,000               50,000
                       553,412                593,363             679,133
OPERATING EARNINGS (LOSS)
                       25,364                (15,368)             19,725)
OTHER INCOME, NET	      7,065                 23,969                7,977
EARNINGS (LOSS) BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING  CHANGES
                       32,429                  8,601             (11,748)
INCOME TAXES (Note C)  13,500                  2,160              1,900
EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGES
                       18,929                  6,441            (13,648)
CUMULATIVE EFFECT OF CHANGES IN METHOD
  OF ACCOUNTING FOR:
Postemployment and postretirement
  benefits other than pensions (Notes A and D)
                        _                      _               (51,675)
Income taxes (Note C)   _                      _                 1,173
NET EARNINGS (LOSS)	  $18,929                 $6,441          $(64,150)
NET EARNINGS (LOSS)  PER SHARE OF COMMON STOCK,
based on weighted average number of shares outstanding (Note J):
EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGES $ .55                   $ .19              $(.39)
CUMULATIVE EFFECT OF CHANGES IN METHOD
OF ACCOUNTING FOR:
Postemployment and postretirement
  benefits other than pensions
                        _                     _                 (1.48)
Income taxes            _                     _                   .03
NET EARNINGS (LOSS) PER SHARE
                     $ .55                  $.19              $ (1.84)
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING  (Note J)
                   34,113,855            34,476,644         34,783,631
See Notes to Consolidated Financial Statements.

CONSOLIDATED
(In thousands,
ASSETS
	       	December 31
                                        1994                     1993
CURRENT ASSETS:
Cash and cash equivalents               $43,302                  $32,322
Short-term investments                  39,918                    62,150
Accounts receivable, less allowance for doubtful
  accounts (1994 - $20,049 and 1993 - $17,025)
                                        204,295                   200,010
Prepaid employee health care            23,416                     26,214
Prepaid commissions                     29,415                     27,955
Inventories                              8,877                     9,733
Prepaid expenses and other               5,876                     7,595
Refundable income taxes	                  _                         8,777
      TOTAL CURRENT ASSETS              355,099                   374,756
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements                    13,588                    13,308
Buildings and leasehold improvements     96,358                    95,850
Machinery and equipment (Note E)        119,436                   104,888
Furniture and office equipment           65,939                    59,637
                                        295,321                   273,683
Accumulated depreciation and amortization
                                       (175,818)                 (159,740)
                                        119,503                    113,943
Construction in progress                  4,500                         99
                                        124,003                    114,042
OTHER ASSETS:
Deferred tax assets (Note C)             40,852                      40,666
Intangible assets (Note B)	              15,629                      21,586
Commissions on unfilled orders not recorded
  in the financial statements            22,236                      22,098
Prepaid pension costs (Note D)            8,919                      10,598
Purchased software                        5,853                       3,848
Other                                     8,565                       6,235
          TOTAL ASSETS	                $581,156                    $593,829

See Notes to Consolidated Financial Statements.

BALANCE SHEETS
except share amounts)
LIABILITIES AND STOCKHOLDERS' INVESTMENT
	       	December 31
	                                      1994                         1993
CURRENT LIABILITIES:
Accounts payable                     $20,164                    $19,041
Accrued expenses                      33,083                     22,927
Payroll and related withholdings      18,877                     14,658
Taxes other than income taxes          13,193                    10,142
Dividends payable                      5,972                      5,987
Income taxes                             978                        838
Current portion of long-term obligations (Note E)
                                         791                      1,698
Reserve for restructuring (Note L)     7,522                     15,633
Unearned revenue (Note A)            263,234                    277,733
                TOTAL CURRENT LIABILITIES
                                     363,814                    368,657
LONG-TERM LIABILITIES:
Accrued postretirement benefits  (Note D)
                                      94,639                    89,719
Reserve for restructuring (Note L)    25,259                     28,917
Long-term obligations (Note E)           269                      2,442
Other liabilities                      5,361                      5,898
                   TOTAL LONG-TERM LIABILITIES
                                     125,528                   126,976

COMMITMENTS (Notes F and M)
STOCKHOLDERS' INVESTMENT (Notes J and K):
Class A common stock, par value $1 per share;
  authorized 40,000,000 shares; issued 17,418,202 shares
                                       17,418 	                  17,418
Class B common stock, par value $1 per share;
  authorized 40,000,000 shares; issued 17,418,202 shares
                                       17,418 	                   17,418
Retained earnings                      75,632 	                   80,580
Cumulative translation adjustments     (5,159)                    (6,785)
Treasury stock, at cost               (13,495)                   (10,435)
                   TOTAL STOCKHOLDERS' INVESTMENT
                                       91,814                     98,196
                   TOTAL LIABILITIES AND STOCKHOLDERS'
                 INVESTMENT          $581,156                   $ 593,829


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Years Ended December 31
                                 1994                1993             1992
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers           $556,963         $587,327      $649,942
Interest income                      4,195            6,057       10,839
Payments to suppliers             (273,537)         (273,788)   (306,720)
Payments to employees             (230,384)         (272,184)   (279,756)
Payments for pension and profit sharing plans
                                    (6,528)          (8,869)      (12,912)
Income taxes paid                   (5,062)          (12,244)     (31,684)
 Interest paid                        (125)             (893)       (1,671)
Other	                               1,402             5,085          (216)
NET CASH PROVIDED BY OPERATING ACTIVITIES (Note H)
                                     46,924            30,491        27,822

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid                     (23,892)           (24,230)      (24,351)
Purchase of treasury stock	         (3,060)           (8,863)	        (1,572)
Payments on long-term obligations	  (1,440)           (4,296)	        (9,405)
NET CASH USED IN FINANCING ACTIVITIES
                                   (28,392)         (37,389)	       (35,328)
CASH FLOWS FROM INVESTING ACTIVITIES:
Changes in short-term securities, net
                                    21,312           15,475	          15,065
Cash paid for property, plant and equipment
                                   (29,010)         (14,823)       (10,753)
Cash paid for capitalized purchased software
                                    (3,817)          (2,244)         (1,882)
Acquisition of product line/businesses
                                      _             (17,507)            _
Proceeds from sale of property, plant and equipment
                                2,495                   887             468
Proceeds from sale of subsidiaries, net of cash disposed
                                  _                   18,750           7,971
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES
                                (9,020)                 538         10,869
EFFECT OF EXCHANGE RATE CHANGES
                                 1,468                 (105)         (3,531)
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS
                                 10,980               (6,465)          (168)
CASH AND CASH EQUIVALENTS AT JANUARY 1
                                 32,322                38,787         38,955
CASH AND CASH EQUIVALENTS AT DECEMBER 31
                                $43,302                $32,322       $38,787

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
(In thousands, except share amounts)

Years Ended December 31
                                       1994	      1993               1992
CLASS A COMMON STOCK (Notes J and K):
Balance at January 1 (17,418,202 shares)
                                     $17,418        $17,418        $17,418
Balance at December 31  (17,418,202 shares)
                                      17,418          17,418          17,418
CLASS B COMMON STOCK (Notes J and K):
Balance at January 1 (17,418,202 shares)
                                     17,418          17,418          17,418
Balance at December 31 (17,418,202 shares)
                                     17,418          17,418           17,418
RETAINED EARNINGS:
Balance at January 1                  80,580          98,275          186,761
Net earnings (loss)                  18,929            6,441         (64,150)
Cash dividends ($.70 per share)     (23,877)        (24,136)        (24,336)
Balance at December 31               75,632 	        80,580         98,275
CUMULATIVE TRANSLATION ADJUSTMENTS:
Balance at January 1                (6,785)          (5,364)         (2,196)
Rate changes during the year         1,626           (1,421)         (3,168)
Balance at December 31              (5,159)          (6,785)         (5,364)
TREASURY STOCK (Note J):
Balance at January 1 (165,758 shares of Class A and 460,748
 shares of Class B in 1994; 70,748 shares of Class A and
 15,748 shares of Class B in 1993)
                                  (10,435)             (1,572)	     _
Class A stock purchases (128,632 shares in 1994;
 95,010 shares in 1993; 70,748 shares in 1992)
                                  (2,277)               (1,567)        (250)
Class B stock purchases (46,632 shares in 1994;
 445,000 shares in 1993; 15,748 shares in 1992)
                                    (783)                (7,296)      (1,322)
Balance at December 31 (294,390 shares of Class A and
 507,380 shares of Class B in 1994; 165,758 shares of
 Class A  and 460,748 shares of Class B in 1993; 70,748
 shares  of Class A and 15,748 shares of Class B in 1992)
                                 (13,495)              (10,435)      (1,572)
STOCKHOLDERS' INVESTMENT          $91,814              $98,196      $126,175
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 1994
A. Summary of Significant Accounting Policies:
Consolidation: The consolidated financial statements include the accounts of
CCH INCORPORATED and its wholly-owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated. Intangible Assets: Goodwill is amortized on a straight-line basis over seven years or less. Other intangible assets are amortized over periods ranging from two to seven years.
Short-term Investments: In 1994, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS)
No. 115, Accounting for Certain Investments in Debt and Equity Securities. Securities held by the Company are classified as "held to maturity" and are carried at amortized cost which approximates fair market value. Adoption of this Statement had no impact on the Company's balance sheet or statement of operations.
Cash Equivalents: The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. The Company has included $41.3 million and $26.6 million, respectively, of cash equivalents at December 31, 1994 and 1993 under the balance sheet caption "Cash and cash equivalents".
Property, Plant and Equipment: Property, plant and equipment are carried at cost and depreciated over their estimated useful lives or lease periods by accelerated and straight-line methods.
Purchased Software: Purchased software is amortized on a straight line basis over five years.
Postretirement Benefits: In December 1990, the FASB issued SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement requires full accrual of postretirement benefits (such as health care benefits) during the years an employee provides services. The Company adopted this Statement  as of January 1, 1992.  See Note D for further information.
Postemployment Benefits: In November 1992, the FASB issued SFAS No. 112, Employers' Accounting for Postemployment Benefits. This Statement requires the current recognition of postemployment benefits (long-term disability, short-
term disability and workers' compensation benefits).   The Company adopted
this Statement as of January 1, 1992 and recorded a charge in 1992 of $1.9 million ($3.1 million before taxes), or $.05 per share for the cumulative effect of the change in accounting method for periods prior to 1992.
Income Taxes:  In February 1992, the FASB issued SFAS No. 109, Accounting for Income Taxes, which changes accounting for income taxes from the deferred method prescribed by APB 11 to the liability method.  Under SFAS
No. 109, a deferred tax liability or asset is recognized for the estimated future
tax effects attributable to temporary differences and carry-forwards using the current enacted marginal tax rate. Deferred tax assets are reduced by a valuation reserve, if necessary, to avoid recognition of tax benefits that are not
expected to be realized. The Company adopted this Statement as of January 1, 1992. See Note C for further information.
Subscription and Representation Revenue Recognition:  The Company's
subscription and representation revenues are generally billed to customers at the beginning of the period of service and, to the extent that the service period
does not exceed one year, a receivable is recorded at that time. Revenues are recognized in the statement of operations when the service is performed; costs and expenses other than commissions are recorded in the statement of operations as incurred. Unearned revenue on the balance sheet reflects the revenue to be recognized in the future (primarily within one year) on subscription and representation contracts. Orders for periods of service beyond
one year which have not been invoiced are not reflected in the financial statements (such orders amounted to $156.6 million at December 31, 1994 and $177.8 million at December 31, 1993), except that commissions paid on these orders are recorded as an other asset.
Software Revenue Recognition: Revenue with respect to the Company's tax compliance software products is recognized when there are insignificant obligations remaining under the licensing agreements. Remaining obligations are accounted for by deferral of a pro rata portion of the revenue and recognized at completion of obligation. As of December 31, 1994 and 1993, there was $7.1 million and $11.4 million of deferred software revenue, respectively.
Earnings Per Common Share:  Net earnings per common share is computed on the basis of the weighted average number of shares of both Class A and Class B common stock outstanding during each period. The shares shown as outstanding in the statements of operations do not require adjustment for common stock equivalents as they are not dilutive in effect after applying the treasury stock method.
Reclassifications: Certain reclassifications have been made to the 1993 and 1992 Consolidated Financial Statements and related notes to conform to the
1994 presentation.
B. Acquisitions and divestitures:
The Company acquired a product line in the publishing segment for $17.5 million in 1993. This acquisition has been accounted for as a purchase and, accordingly, operating results include the acquisition from the date of purchase.
The purchase price in excess of fair value of assets acquired aggregated $3.5 million and has been recorded as an intangible asset. The effect of this acquisition on the Company's consolidated results of operations on a pro forma basis is not material.
The Company disposed of one business in the computer processing services segment and five businesses in the publishing segment in 1993, including Facts on File, Inc. (FOF) and National Quotation Bureau, Inc. (NQB). Aggregate proceeds of $23.4 million consisted of $18.8 million cash, $3.65 million convertible preferred stock and $1.0 million notes receivable, resulting in a pretax gain of $12.8 million. Revenue contributions from divested businesses prior to disposal totaled $16.1 million and $33.1 million in 1993 and 1992, respectively.
C. Income Taxes:
Earnings (loss) before income taxes:
                            1994              1993                   1992
		(in thousands)

Domestic                       $14,388 	      $(3,242)           $(24,512)
International                  18,041         11,843               12,764
                              $32,429         $8,601            $(11,748)

The provision for income taxes consists of the following:

                           1994             1993                  1992
		    (in thousands)
Current:
Federal	                   $6,973           $2,140               $6,150
State and local             1,397              680                 2,640
International               5,316            4,700                 5,510
                         13,686              7,520               14,300
Deferred:
Federal	                 (1,637)	         (3,070)             (10,200)
State and local          586             (1,370)               (2,040)
International            865                (920)                 (160)
                         (186)            (5,360)             (12,400)
                        $13,500            $ 2,160              $ 1,900

In December 1992, the Company adopted SFAS No. 109, effective as of
January 1, 1992. The Company recorded a credit of $1.2 million, or $0.03 per share, to reflect the cumulative effect of the change in accounting method for periods prior to 1992.
Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carry-forwards which give rise to a significant portion of deferred tax assets and liabilities are
as follows:
December 31
                               1994             1993             1992
	                   (in thousands)
DEFERRED TAX ASSETS:
Postretirement and postemployment
                              $39,323         $37,011          $35,421
Restructure                    17,557           20,902           9,954
Allowance for doubtful accounts
                                8,397             8,135          6,930
Depreciation and amortization   7,525              6,640          5,162
Other                          10,469              8,003        10,204
                                83,271            80,691        67,671
DEFERRED TAX LIABILITIES:
Prepaid commissions            19,369            19,188         17,358
Prepaid employee benefits    14,393             12,335           8,008
Capital leases               7,861               7,457           6,909
Other                          796               1,045           2,179
                             42,419             40,025         34,454
NET DEFERRED TAX ASSETS	      $40,852           $40,666       $33,217

A reconciliation of the statutory federal income tax rate with the effective tax rate is as follows:
                                    1994           1993         1992
Statutory federal tax rate          35.0%        35.0%        (34.0%)
State and local income tax (benefit),
  net of federal income tax effec   4.0            (5.2)            3.4
Additional provision for prior years 2.5              5.8            4.0
Exempt interest and dividends        (0.6)           (1.1)          (1.6)
Nondeductible amortization           0.2             2.7             7.3
Taxes due on repatriation of
  foreign dividends                     _	          16.8             _
Effect of retroactive rate change
  on deferred taxes                 _               (11.0)           _
Permanent basis differences in divested companies
                                    _                (13.4)      28.1
International rate differences      _                  (4.2)        8.6
Other, net                         0.5               (0.3)        0.3
Effective tax rate                 41.6%           25.1%         16.1%

C. INCOME TAXES (continued):
 The Internal Revenue Service has audited the Company's federal income tax returns through 1989 and is currently auditing 1990, 1991 and 1992. It is management's opinion that the Company's reserve for federal income taxes is adequate.

D. RETIREMENT, PROFIT SHARING AND POSTRETIREMENT BENEFIT
PLANS:
Retirement Plans: The Company and its subsidiaries have pension plans, primarily defined benefit plans, that cover substantially all employees who meet
age and length of service requirements.  Benefits are based on years of service and compensation levels.  Pension costs are funded in amounts not less than minimum levels required by regulation.
The following table sets forth the funded status of the defined benefit plans as
of December 31, 1994 and 1993 and amounts recognized in the consolidated financial statements applicable to such plans:
                                       1994                 1993
                                              (in thousands)
Actuarial present value of benefit obligations:
Vested benefit obligation	                $	130,576 	          $135,548
Nonvested benefit obligation                13,070               17,319
                                           $143,646            $152,867

Projected benefit obligation                $180,173           $192,315
Plan assets at fair value, primarily listed stocks and U.S. bonds
                                             186,058           211,701
Plan assets in excess of  projected benefit obligation
                                              5,885            19,386
Unrecognized net loss (gain)                  6,674             (2,388)
Unrecognized net transition asset recognized over average
    remaining service period                  (8,164)          (11,103)
Unrecognized prior service cost               5,311              7,008
Recognized actuarial gain relating to plan settlement/curtailments
                                                (787)           (2,305)
Prepaid pension cost                            $8,919          $10,598

The rate of increase in future compensation levels is based on salary increases of 5.6% and 5.5% at December 31, 1994 and 1993, respectively. The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 8.1% and 7.1% at December 31, 1994 and
1993, respectively.  The weighted average long-term rate of return on assets was 9.1% for 1994 and 9.0% for 1993.
Net pension expense for defined benefit plans includes the following components:
                          1994                   1993                 1992
	                            (in thousands)
Service cost-benefits earned during the period
                         $9,439                 $8,265             $11,684
Interest cost on projected benefit obligation
                         14,028	              13,321	            15,123
Actual return on plan assets
                          (451)               (26,601)	          (12,126)
Net amortization and deferral
                        (18,920)	              8,529               (7,172)
Settlement loss            876                   _                     _
Net pension expense      $4,972               $3,514               $7,509

Total pension expense was $6.2 million, $4.7 million and $9.0 million for
1994, 1993 and 1992, respectively, including $1.2 million, $1.2 million and
$1.5 million applicable to defined contribution plans, principally in Australia. In February, 1995, the Company announced a voluntary early retirement program for employees who will have completed 25 years or more of credited service by the end of 1995. This program will provide an enhanced pension and benefits package and will be offered to approximately 260 employees. The
Company estimates that a 50% participation would result in a one time operating cost charge of $7.4 million, including a non-cash charge of $3.9 million. At 100% participation, the program would result in a $16.9 million operating cost charge, including a non-cash charge of $7.8 million.
Profit Sharing Plans: The CCH Employees' Profit Sharing Plan covers the
Company and its principal domestic subsidiaries. All full-time employees are eligible to participate. Employees electing to participate in the Plan may authorize payroll deductions ranging from 2% to 10% of their compensation as defined in the Plan, expect that highly compensated employees may contribute only up to 6% of their compensation. During the year, the Company's contribution matches 25% of the employees' contributions up to 6% of their compensation. In addition, the Company makes contributions to the Plan of 10% of consolidated earnings before income taxes of the participating companies less the amounts previously contributed as matching contributions. Since 1991, 20% of the Company's contribution is allocated to all eligible employees, including those not contributing to the Plan. The Company's contributions to profit sharing plans (including the separate plan of one subsidiary, until mid-1993) in 1994, 1993 and 1992 were $2.3 million, $2.8 million and $4.9 million, respectively.
Postretirement Benefits: In addition to providing pension benefits, the Company and its subsidiaries provide certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees, including employees outside the United States, may become eligible for these benefits if they reach age 55 with at least ten years of service.

D. RETIREMENT, PROFIT SHARING AND POSTRETIREMENT BENEFIT
PLANS (continued):
 In December 1992, the Company changed its method of accounting for postretirement benefit costs other than pensions by adopting the requirements of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other
Than Pensions, effective as of January 1, 1992. The Company recorded a charge of $49.8 million ($81.4 million before tax), or $1.43 per share, to reflect the cumulative effect of the change in accounting method for periods prior to 1992.
Net periodic postretirement benefit cost  included the following components :

                                             Years Ended December 31
                                      1994            1993            1992
                                              (in thousands)
Service cost for benefits attributed to service
  during the period                $2,921       $3,111            $3,338
Interest cost on accumulated postretirement
  benefit obligation              6,136          6,441             6,208
Net periodic postretirement benefit cost
                                  $9,057        $9,552            $9,546

The following table sets forth the plans' combined funded status reconciled with
the amounts included in the consolidated balance sheets at December 31, 1994 and 1993:
	                  December 31
                                          1994          1993
		                                            (in thousands)
Accumulated postretirement benefit obligation:
Retirees and beneficiaries	             $56,276          $43,034
Fully eligible active plan participants   6,902              3,229
Other active plan participants           22,673            44,390
                                         85,851            90,653
Fair value of plan assets	                _                    _
Unfunded status	                         85,851            90,653
Unrecognized net gain                    12,888              3,066
Accrued postretirement benefit cost    $98,739	            $93,719

The portion of the obligation ($4.1 million) that is expected to be settled in 1995 is recognized as a current liability and included with accrued expenses. As a result of the Company's decisions during 1993 to restructure its operations
and to divest itself of FOF and NQB, it recognized net costs of $3.3 million to provide special termination benefits, offset by a curtailment gain of $2.5 million, that were recorded as a component of the restructuring charge and part of the gain on divestiture, respectively.
For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995, decreasing gradually to 6.0% through the year 1999 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount of
the obligation and periodic cost reported. An increase in the assumed health care cost trend rates of 1.0% in each year would increase the accumulated postretirement benefit obligation by $8.2 million and $10.0 million as of December 31, 1994 and 1993, respectively, and would increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $1.2 million and $1.5 million for the years ended December 31, 1994 and 1993, respectively.
The weighted average discount rates used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 were 8.0% and 7.0%, respectively.

E. Long-Term Obligations:

The Company and its subsidiaries have capitalized lease and other long-term obligations. At December 31, 1994 and 1993, such obligations include:
	             December 31
                                        1994                        1993
                                                (in thousands)
Capitalized leases, at  interest rates of 10.6% and 14.9%
                                        $554                         $886
Long-term obligations due in 1995	       506                        3,254
                                       1,060                        4,140
Less current portion                    (791)                     (1,698)
                                        $269                      $2,442
E. Long-Term Obligations (continued):

                                                              Maturities of
                                         Payments under          long-term
                                 capitalized leases             obligations

                                               (in thousands)
1995                                      $327                     $ 506
1996                                      278                         _
1997                                       7                         _
                                          612                       506
Less amount representing interest         58                        _
                                          $554                     $506

Capitalized leased property, plant and equipment, net totaled $0.5 million at December 31, 1994 and consisted of machinery and equipment of $1.0 million less accumulated amortization of $0.5 million.

F. LEASES:
The Company and its subsidiaries have operating lease agreements, principally for office and production facilities and equipment. These leases, in some instances, include renewal provisions at the option of the Company. Rent expense under such lease agreements in 1994, 1993, and 1992 was $23.1 million, $30.1 million, and $30.8 million, respectively. The 1994, 1993 and 1992 amounts exclude payments for lease commitments of $4.3 million, $4.5 million and $2.3 million, respectively, attributable to facilities related to restructured operations. Aggregate rental commitments at December 31, 1994 were as follows:

                                   Leases no longer used in operations
            Non-cancellable           Total       Sublease     Net
            operating lease    rent commitment    income    commitment
                                 (in thousands)
1995         $20,936	      $ 3,441            $ 282             $3,159
1996          15,407         2,635              282              2,353
1997          13,548         2,604              282	            2,322
1998          12,362         2,472             282               2,190
1999          11,536         2,472             282               2,190
Thereafter    57,794        20,297              360             19,937
            $131,583       $33,921           $1,770            $32,151

G. COSTS AND EXPENSES:
Set forth below is a comparative summary of certain costs and expenses:

	                             Years Ended December 31
                               1994                  1993             1992
	                                                   (in thousands)
Advertising                    $18,646           $15,409          $16,196
Maintenance and repairs	        10,056          10,215            11,615

H. SUPPLEMENTARY STATEMENTS OF CASH FLOWS INFORMATION:
Reconciliation of net earnings (loss) with cash flows from operating activities:
	                             Years Ended December 31
                          1994                 1993                    1992
                                        (in thousands)
NET EARNINGS (LOSS)    $18,929             $6,441              $(64,150)
ADD (DEDUCT) NONCASH ITEMS:
Depreciation           19,039              20,703                  28,344
Bad debt expense	       6,391               5,821                  10,350
Amortization of intangibles and software
                        7,872               5,459                     6,204
Deferred income taxes   (186)             (5,360)                 (12,400)
Gain on sale of subsidiaries  _          (12,796)                        _
Write-off of assets and liabilities related to
  restructured operations	   _               6,450                    5,600
Cumulative effect of changes in accounting
                             _                 _                   51,675
Other	                      _              (1,172)                   1,043
                         52,045             25,546                  26,666

CHANGES IN ASSETS AND LIABILITIES:
(Decrease) increase in unearned revenue
                        (18,194)                 288               (14,347)
Decrease (increase) in current assets
                          (246)             17,375                 (8,940)
Increase (decrease) in current liabilities
     excluding restructure reserve
                          16,342             (8,562)                (2,081)
Decrease in deferred income taxes
                           _                 (1,387)                (8,821)
(Decrease) increase in restructure reserve
                          (11,769)            13,804                 30,741
Increase in accrued postretirement
  and postemployment benefits
                           6,442               5,678                   6,812
(Increase) decrease in prepaid employee health care
                           2,798              (8,030)                (5,640)
(Increase) decrease in other assets
                           (494)            (14,221)                3,432
NET CASH PROVIDED BY OPERATING ACTIVITIES
                          $46,924             $30,491              $27,822

H. SUPPLEMENTARY STATEMENTS OF CASH FLOWS INFORMATION:
(continued):
	                             Years Ended December 31
                                1994            1993             1992
	                                            (in thousands)
SUPPLEMENTARY SCHEDULE OF NONCASH
  FINANCING TRANSACTIONS :
Property acquired under capital leases
                                $_             	 $266              $642
Convertible preferred stock received for
  a portion of the proceeds due from the
  sale of subsidiaries          $_           $3,650               $_
ACQUISITION OF BUSINESSES:
Fair value of assets acquired   $_          $20,507              $_
Cash paid for businesses	       -             17,507               _
Liabilities incurred or assumed  $_           $ 3,000              $_

I. Segment Information:
The Company and its subsidiaries are engaged principally in three major areas of business activity: publishing, computer processing services and legal information services. The Company's business segments are fully described on pages 7 through 9, "Business of CCH and Subsidiaries." Information about the major business segments is as follows:

	                             Years Ended December 31
                                        1994          1993           1992
	                                                     (in thousands)
REVENUES:
Publishing                     $384,782         $391,018            $411,017
Computer processing services    77,400             84,441             151,220
Legal information services      116,594           102,536               97,171
                                 $578,776         $577,995           $659,408
OPERATING EARNINGS (LOSS):
Publishing                    $(8,792)           $(9,388)            $29,472
Computer processing services    21,560            (3,452)            (49,816)
Legal information services      12,596           (2,528)                 619
                               25,364              (15,368)            (19,725)
OTHER INCOME, NET               7,065                23,969                7,977
EARNINGS (LOSS) BEFORE INCOME TAXES
  AND ACCOUNTING CHANGES      $32,429               $8,601          $(11,748)

Operating results for 1993 include a $36.0 million charge for restructuring operations of the publishing ($24.5 million), computer processing services ($7.0 million) and legal information services ($4.5 million) segments. Included in the 1992 operating results of computer processing services segment is a restructuring charge of $50.0 million.

	                             Years Ended December 31
                               1994                  1993             1992
                                         (in thousands)
OPERATING ASSETS:
Publishing                    $382,870          $353,429            $397,038
Computer processing services    28,418           62,044	            50,980
Legal information services      88,699           89,589             63,731
                               499,987          505,062              511,749

SHORT-TERM INVESTMENTS AND CASH EQUIVALENTS
                               81,169           88,767              108,147
TOTAL ASSETS AT DECEMBER 31
                            $581,156            $593,829            $619,896
CAPITAL EXPENDITURES:
Publishing                   $19,697           $6,422                $5,358
Computer processing services  1,514	            2,132                 2,722
Legal information services    7,799             6,535                 3,315
                            $29,010         $15,089                  $11,395
DEPRECIATION:
Publishing                 $11,524          $11,202                  $12,541
Computer processing services
                             2,672           5,1921                   2,043
Legal information services   4,843            4,309                   3,760
                           $19,039         $20,703                  $28,344

I. Segment Information (continued):
Information about the Company's operations in the United States and other major geographic areas (principally Canada, Australia, United Kingdom,
Singapore and Japan)
follows:
                             1994               1993                 1992
	                                                              (in thousands)
REVENUES:
United States               $473,728           $476,001           $551,792
International              105,048             101,994             107,616
                            $578,776           $577,995           $659,408
OPERATING EARNINGS (LOSS):
United States               $7,520            $(23,910)          $(28,846)
International               17,844               8,542                9,121
                            25,364             (15,368)            (19,725)
OTHER INCOME, NET            7,065              23,969               7,977
EARNINGS (LOSS) BEFORE INCOME TAXES AND
 ACCOUNTING CHANGES        $32,429                 $8,601         $(11,748)

OPERATING ASSETS:
United States	              $412,349             $436,685         $437,959
International              87,638                 68,377             73,790
                          499,987                505,062           511,749
SHORT-TERM INVESTMENTS AND
     CASH EQUIVALENTS     81,169                  88,767           108,147
TOTAL ASSETS AT DECEMBER 31
                          $581,156               $593,829         $619,896

Net assets of operations outside the United States were $24.3 million at December 31, 1994, $13.2 million at December 31, 1993 and $35.6 million at December 31, 1992.

J. CAPITAL STOCK:
During 1994, the Company purchased 128,632 shares of Class A common stock and 46,632 shares of Class B common stock at an aggregate cost of $3.1 million. During 1993, the Company purchased 95,010 shares of Class A common stock and 445,000 shares of Class B common stock at an aggregate cost of $8.9 million. During 1992, the Company purchased 70,748 shares of Class A common stock and 15,748 shares of Class B common stock for $1.6 million.
In 1993 and 1992, the Company's Board of Directors authorized a total of $20.0 million for the purchase of Class A and/or Class B treasury stock. At December 31, 1994,
$6.5 million of the authorization remains outstanding.

K. LONG-TERM INCENTIVE PLAN:
The Company's 1993 Long-Term Incentive Plan (the Plan) was adopted by the
Board of Directors on February 11, 1993 and, approved by the stockholders on March 25, 1993. The amended and restated Plan was approved by the stockholders on March 31, 1994. The Plan is designed to align the interests of the Company's stockholders and its key employees by increasing key employees' proprietary interests in the Company's growth and success, and to advance the interests of stockholders by attracting and retaining key employees by providing
them with performance-based incentives.
The Company has reserved 2,000,000 shares of Class B common stock for issuance under the Plan. The Plan will expire on February 10, 2003 and no additional awards or grants can be made after the expiration date.
Awards and grants under the Plan may be made in the form of nonqualified stock options, "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code), stock appreciation rights, performance shares, stock units, restricted stock, or cash. The Board presently anticipates that awards will generally be made in the form of nonqualified stock options. The exercise price of a nonqualified stock option may be equal to, less than, or greater than the "fair market value" of a share of Class B common stock on the date of grant of the option.
Options to purchase 266,250 and 820,000 shares of Class B common stock have been granted at the exercise price of $17.00 and $16.625 per share for 1994 and 1993, respectively. The 1993 options generally become exercisable at the rate of one-eighth per year beginning at the end of the second year from the
date of grant and at one-fourth per year beginning at the end of the fourth year from the date of grant, although two key employees have accelerated vesting due to their proximity to retirement age. The 1994 options generally become exercisable at the rate of one-half on the second anniversary of the grant and one-fourth on the third and fourth anniversaries of the grant, except that two key employees were again granted accelerated vesting. At December 31, 1994, none of the options were exercisable.

L. Provision for Restructured Operations:
During the second quarter of 1993, the Company recorded a $36 million provision for costs related to work force and facility reductions associated with
the restructuring of its operations. The charge included estimated costs of $24.5 million for consolidating North American printing, shipping and compiling operations in the publishing segment by the end of 1994 and the consolidation of the publishing and computer tax processing sales organizations in 1993, and $4.5 million for streamlining and automating operations in the legal information services segment through 1994. In addition, the charge included $7 million for costs associated with the elimination of a data processing center in Torrance, California. Components of the charge included write-offs of approximately $7 million of excess fixed assets, $7 million for the
residual cost of excess leased facilities and $22 million of one-time costs to be
incurred, including severance costs associated with the elimination of approximately 1,000 positions.
Effective April 30, 1992, the Company recorded a $50 million provision for restructuring the operations of its computer processing services segment. This segment shifted its primary product line from mainframe-based service bureau processing of tax returns to tax software and processing services using microcomputer-based tax return processing software. The 1992 restructuring plan included closing 25 of 31 tax processing centers, elimination of support costs incurred in maintaining the mainframe tax processing applications, reductions in management, sales and general and administrative areas, downsizing this segment's headquarter facilities, and disposal of ancillary products. Subsequently, the Company closed four additional tax processing centers, leaving two remaining centers in operation.
  At the end of 1994, although the data processing center in California had been significantly downsized, it had not been totally eliminated because the migration of the Company's data processing operations from mainframe to client server platform will not be completed until 1995. The Company has sublet 20,000 square feet of space in this facility and will continue to seek opportunities to sublet additional space. Additionally, the Company will continue to monitor the reserve in light of the real estate market in southern California. At this time the Company believes the reserve is adequate.
M. LINE OF CREDIT:
Effective July 1, 1994, the Company secured a three-year, $60 million revolving line of credit. The Company's borrowing options are at LIBOR, prime and competitive bid rates. The agreement contains certain restrictive covenants, with which the Company is in compliance. There are no compensating balance requirements and the facility fees are not material. At December 31, 1994, there was no outstanding balance under this line.

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND STOCKHOLDERS
CCH INCORPORATED
Riverwoods, Illinois

We have audited the accompanying consolidated balance sheets of CCH INCORPORATED and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CCH INCORPORATED and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
As discussed in Notes A, C and D to the consolidated financial statements, in 1992, the Company changed its method of accounting for certain postretirement and postemployment employee benefits and for income taxes.



DELOITTE & TOUCHE LLP
Chicago, Illinois
February 9, 1995

QUARTERLY MARKET PRICE AND DIVIDEND INFORMATION

The common stock of CCH INCORPORATED is traded on the over-the-
counter market and is quoted on NASDAQ.  The chart below shows the range of prices for the Company's common stock and the dividends paid on the stock during each quarter within the past two years.
			                                 Dividends
			  High	        Low	   Paid

1994:
First Quarter
Class A	 $	21 	$	17 	$	.175
Class B		19 		16 		.175
Second Quarter
Class A		19.75 		15.25 		.175
Class B		19 		  15 		.175
Third Quarter
Class A		19.5 		16.75 		.175
Class B		19.75 		16 		.175
Fourth Quarter
Class A		18		15 		.175
Class B		18.25 		15		.175

1993:
First Quarter
Class A		20.25 		16		.175
Class B		19   		14.25		.175
Second Quarter
Class A		18.5		16		.175
Class B		18		15.25		.175
Third Quarter
Class A		20.25		14 		.175
Class B		19  		13 3/4  		.175
Fourth Quarter
Class A		18.75		13.75   		.175
Class B		18.5		13.75   		.175


As of February 10, 1995 there were approximately 4,254 Class A and 4,251 Class B stockholders.
SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

QUARTERLY EARNINGS (LOSS) STATEMENT DATA (UNAUDITED)
The quarterly earnings (loss) statement data for the three years in the period ended
December 31, 1994 is as follows (in thousands, except share amounts):
                        Earnings (loss)                          Weighted avg.
                        before income                              number
                         taxes and      Acctg.  Net earnings (loss)  of shares
Quarter      Revenues    actg. changes  changes  Total  Per Share  outstanding

1994
First	     $155,248     $19,454        $  _      $11,354 $.33      34,209,898
Second      129,296     (5,379)	                 (3,079) (.09)     34,157,248
Third	      126,453    (4,677)          _       (2,777)   (.08)    34,056,199
Fourth	     167,779     23,031         _         13,431    .39     34,034,634
           $578,776    $32,429          $_      $18,929   $.55     34,113,855

1993
First     $164,400        $12,831     $_         $7,506    $.22    34,749,908
Second	    132,010        29,976)	    _         (17,536)   (.51)   34,745,732
Third      123,163        (363)	      _          2,322      .07    34,209,904
Fourth     158,422       26,109       _         14,149      .41    34,209,898
          $577,995       $8,601       $_        $6,441     $.19    34,476,644

1992*
First     $204,028      $31,515   $(50,502)   $(32,407)  $(.93)    34,836,404
Second	    160,893     (42,675)	     _         (30,395)   (.87)    34,786,239
Third      136,778     (4,528)         _        (2,698)   (.08)    34,762,575
Fourth     157,709      3,940          _         1,350     .04     34,749,908
          $659,408    $(11,748)   $(50,502)  $(64,150)  $(1.84)    34,783,631

* The 1992 quarterly results have been restated to reflect implementation of accounting changes for postretirement and postemployment benefits and income taxes.

CORPORATE ORGANIZATION
BOARD OF DIRECTORS
DIRECTORS_NON-EMPLOYEES
John C. Burton               Ernst & Young Professor of Accounting and
                                       Finance, Columbia University
William C. Egan III        Executive Vice President, Consumer Products World-
                                 wide Division of Johnson & Johnson Consumer
                                       Products. Inc.
Richard T. Merrill(1)      Retired, formerly President and CEO
Robert H. Mundheim      Executive Vice President and General Counsel for
                                       Salomon Inc. and Managing Director and
                                  member of the Executive Committee, Salomon
                                      Brothers Inc
Daniel K. Thorne           Private Investor

DIRECTORS-EMPLOYEES

Edward L. Massie                      President and Chief Executive Officer
Oakleigh B. Thorne                   Chairman of the Board
Oakleigh Thorne	                      Member, CCH Executive Committee
Ralph C. Whitley                      Member, CCH Executive Committee
EXECUTIVE COMMITTEE
Edward L. Massie(2)
Oakleigh Thorne
Ralph C. Whitley
EXECUTIVE OFFICERS
John I. Abernethy                      Finance (Chief Financial Officer)
Christopher Ainsley                   Strategy
JoAnn Augustine                       Administration (Corporate Secretary)
Jonathan Copulsky                    Product/Customer Management
 Nancy McKinstry                     Product Management
 Stephen J. Uhring                    Customer Management
Richard G. Honor(3)                 International
John J. Lynch, Jr.                      Service Products
Thomas N. Taylor                     Operations
Hugh J. Yarrington                   Knowledge
 James C. Rooney                     Knowledge Teams

(1) Retiring from the Board April 1995.
(2) Retiring as President and CEO April 1995.
(3) Retired February 1995.